SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a – 16 OR 15d – 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File No. 0-53646

Eagleford Energy Inc.
(Registrant’s name)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

1.           Press Release of Registrant dated April 8, 2011 as filed on SEDAR on April 11, 2011.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 11, 2011	EAGLEFORD ENERGY INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

FOR IMMEDIATE RELEASE

Eagleford Energy enters into San Miguel Farmout Agreement on the Matthews Lease Zavala County, Texas

Toronto, April 8, 2011 – Eagleford Energy Inc. (OTCBB “EFRDF”) (“Eagleford Energy” or the “Company”) announces that it has entered into a Farmout Agreement (the “Farmout”) from surface to the base of the San Miguel formation (the “San Miguel”)on the Matthews Lease located in Zavala County, Texas. Under the Farmout, the farmee may spend up to $1,050,000 on exploration and development of the San Miguel formation to earn a maximum of 42.50% working interest (31.875% net revenue interest).

Under the terms of the Farmout, the farmee may earn an initial 25% of the Company’s working interest in the San Miguel by paying 100% of the costs to drill, complete, equip and perform an injection on a vertical test well to a depth of approximately 3,500 feet (the “Initial Test Well”).

After the performance of the Initial Test Well, the farmee may increase its working interest to 50% of the Company’s working interest by spending the entire $1,050,000 on additional operations on the San Miguel in a good faith effort to produce hydrocarbons.

The Company’s Matthews and Murphy Leases are situated in northeast Zavala County, Texas, and is part of the Maverick Basin of Southwest Texas, downdip from the United States Geological Studies north boundary of the Smackover-Austin-Eagle Ford total petroleum system. This area is often referred to as the oil window of the present Eagle Ford shale play.

For further information, please contact:

Eagleford Energy Inc.
Investor Relations
Telephone: 877-723-5542
Facsimile: 416 364-8244

About Eagleford Energy Inc.

Eagleford Energy Inc. is a growth orientated oil and gas company with a focus on growing hydrocarbon reserves, cash flow, and net asset value per share through exploration and production of mineral properties in South Texas. There are approximately 33 million shares issued and outstanding in the capital of the Company.

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities laws.